[Griffith Micro Science International, Inc. Letterhead]


                                                  August 5, 1999


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Griffith Micro Science International, Inc.  (the "Company")
      Registration Statement on Form S-1
      SEC File No. 333-60153

Ladies & Gentlemen:

     On behalf of the Company, we hereby apply to withdraw the Company's registration statement on Form S-1. The registration statement had not been declared effective. The Company is withdrawing the registration statement because all of the Company's outstanding stock has been acquired by Ion Beam Applications s.a. and therefore the Company has decided not to proceed with the public offering.

     Should you have any questions on this matter, please feel free to contact Ramon P. Marks of Dorsey & Whitney, who can be reached at (212) 415-9339.


                                                  Yours truly,

                                                  /s/ KEVIN M. SWAN

                                                  Kevin M. Swan
                                                  President and
                                                  Chief Executive Officer



cc:   David M. Lynn
      Kim Mazur